Exhibit 99.1

May 5, 2021

TO:	All Securities Commissions of Canada

Toronto Stock Exchange

Re: AMENDED Notice of Meeting and Record Dates Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a meeting of the shareholders for the undermentioned issuer:

Issuer:	Fortuna Silver Mines Inc.
Meeting Date:	Monday, June 28, 2021 [amended]
Record Date for Notice and Voting:	Tuesday, May 11, 2021 [amended]
Beneficial Ownership Determination Date:	Tuesday, May 11, 2021 [amended]
Security Description:	Common Shares
CUSIP:	349915 10 8
ISIN:	CA3499151080
Meeting Type:	Annual and Special [amended]
Issuer Sending Material via Notice-and-Access:	No [amended]
Issuer Sending Material Directly to NOBOs:	No
Issuer Paying to Send Material to OBOs:	Yes

FORTUNA SILVER MINES INC.

Per: Sally Whittall, Corporate Secretary